Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

May 13, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Holly Hunter-Ceci, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Holly Hunter-Ceci:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Interest Rate Hedge ETF, included in Post-Effective Amendment No. 668 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 19, 2022 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1. Comment: Please file the Registrant’s written response to the Staff’s comments as correspondence on EDGAR at least five days prior to the effective date of the Amendment. Unless stated otherwise, comments apply to the same or related disclosure throughout the Registration Statement. Where a reply contemplates revised disclosure, please include the proposed new language in the correspondence. If corresponding changes will not be made throughout the disclosure, please identify and explain any exceptions. Please provide all missing or bracketed information from the 485(a) filing with the response letter to these comments. The Staff notes that the Fund and the Adviser are responsible for the adequacy and accuracy of the disclosures, notwithstanding any review, comment or action or absence of action by the Staff.

Response: The Registrant acknowledges the comment. The Registrant confirms that it will file its responses to the Staff’s comments at least 5 days prior to the Amendment’s effectiveness. The Registrant will include any proposed disclosure changes in such correspondence and/or explain any exceptions. In

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

addition, the Registrant will complete all bracketed and missing information not included herein in the filing to be made pursuant to Rule 485(b) under the Securities Act.

2. Comment: Please add the Fund’s ticker symbol to its class identifier on EDGAR and substitute the appropriate ticker symbol for the current placeholder on the cover page of the Fund's Prospectus and the Statement of Additional Information ("SAI").

Response: The Registrant has updated the Fund’s Registration Statement and has updated its series and class identifier on EDGAR with the Fund’s ticker symbol.

INVESTMENT OBJECTIVE

3. Comment: With respect to the section of the Fund’s Prospectus titled “INVESTMENT OBJECTIVE”, the Staff notes that the section titled “SUMMARY OF PRINCIPAL RISKS” includes a risk factor titled “Income Risk” noting that loss of income is a principal risk of the Fund. If the Fund’s investment objective is earning income please revise. Please also revise the second part of the investment objective, which begins “to benefit from market stress when fixed income volatility increases” in plain English.

Response: The Registrant has removed the risk factor titled “Income Risk” from the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”. In addition, the Registrant has updated the section of the Fund’s Prospectus titled “INVESTMENT OBJECTIVE” as follows in response to the comment:

The Global X Interest Rate Hedge ETF (the “Fund”) seeks to provide a hedge against sharp ~~interest rate movements resulting from rising~~ increases in long-term U.S. interest rates and is expected to benefit during periods of market stress when  ~~to benefit from market stress when fixed income volatility increases~~ interest rate volatility is elevated.

FEES AND EXPENSES

4. Comment: Please finalize the fee table and expense example and include them in your comment response letter. If the Fund will bear acquired fund fees and expenses greater than one basis point, please include them in the fee table.

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below. In addition, the Registrant does not currently expect that the Fund will incur acquired fund fees and expenses greater than one basis point.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.45%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.45%
1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$46	$144

PRINCIPAL INVESTMENT STRATEGIES

5. Comment: With respect to the first paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, with a view to revised disclosure, please explain how the long positions listed in such paragraph help the Fund achieve its investment objective. In this regard, it is the Staff’s understanding, that U.S. Treasuries typically decline in value in an increasing interest rate environment so it is unclear how such holdings hedge interest rate movements. If the Fund’s intention is to purchase puts to hedge against a decline then that aspect of the Fund’s strategy, including the relationship between investment types within the Fund’s overall strategies, should be more clearly explained. Please explain and revise the disclosure as necessary.

Response: The Registrant has revised the first paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund is an actively managed exchange traded fund (“ETF”) that seeks to achieve its investment objective primarily by investing in (1) long ~~positions in U.S. Treasuries, (2) long~~ put options position(s) on exchange traded funds ("ETFs") that primarily invest in U.S. Treasuries and/or long put options position(s) on U.S. Treasury futures, and/or ~~(3)~~(2) long interest rate payer swap options (“swaptions”). The Fund will also invest in long positions in U.S. Treasury bills for cash management purposes. The Fund invests in U.S. ~~Treasuries~~Treasury bills directly or through other ~~exchange-traded funds (“~~ETFs~~”)~~.

The Registrant notes that the Fund will only invest in long positions in U.S. Treasury bills for cash management purposes, such that the expected duration of such investments will be close to zero and as such the impact of rising interest rates on the performance of the Fund’s U.S. Treasury bills will be de minimis.

6. Comment: With respect to the third paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify that the Fund physically invests in swaptions on interest rates and expand this explanation accordingly including describing how the Fund will use swaptions to achieve its investment objective.

Response: The Registrant has revised the third paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Fund may invest in interest rate payer swaptions. A swaption is ~~a contract~~an option that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. An interest rate payer swaption is a swaption where the Fund has the right but not the obligation to enter into a new swap agreement where the Fund pays a fixed interest rate and receives a floating interest

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

rate. The Fund may take long positions in interest rate payer swaptions that benefit from rising long-term interest rates and interest rate volatility. Interest rate volatility is generally associated with periods of greater uncertainty on the direction of future interest rates.

7. Comment: With respect to the fourth and fifth sentences in the fourth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please specify what is intended by the “desired amount”. For example, if such “desired amount” is 10%, please specify within the disclosure.

Response: The Registrant has updated the fourth paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Under normal circumstances, the Fund generally expects to invest less than ~~10~~ 25% of the Fund’s assets in ~~put options and to actively manage the Fund’s options investments to reduce the weight of such options in the Fund’s portfolio if their value increases above the desired amount. Similarly, the Fund generally expects to sell portfolio investments and reinvest proceeds in put options if the value of such put options declines below the desired amount.~~ options, and to actively manage the Fund’s options investments to reduce the weight of such options in the Fund’s portfolio if their value increases above 25% of the Fund’s assets. The Fund’s options exposure will be actively managed to ensure a consistent exposure for the Fund’s sensitivity to changes in interest rates, which may result in the Fund periodically increasing or decreasing the option exposure, up to 25% of the Fund’s assets. The Fund’s remaining assets will be invested in cash or U.S. Treasury bills.

8. Comment: With respect to the fourth paragraph of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, assuming that 10% of the Fund’s assets are invested in put options please disclose the percentage of U.S. Treasury exposure that typically would be hedged. Please disclose the aspect of the Fund’s investment strategy that is designed to benefit from market stress when fixed income volatility increases.

Response: The Fund will invest in options that are standalone. Any Treasury bills that are purchased by the Fund will be for cash management purposes and not related to the Fund's options positions or investment objective.

9. Comment: With respect to the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please include a discussion of swaptions in this paragraph.

Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Investments in derivative instruments, such as options, have the economic effect of creating financial leverage in the Fund’s portfolio because such investments may give rise to gains or losses that are disproportionate to the amount the Fund has invested in those instruments. Because the Fund only invests in long put options and/or interest rate payer swaptions as part of its principal investment strategy, the maximum loss for the Fund’s put options ~~position~~and/or interest rate payer swaptions positions is the “options premium,” which is defined as the premium paid for the put options and/or interest rate payer swaptions and any post-purchase appreciation in value. Thus, any disproportionate returns are generally expected to exist only when the value of such options appreciates. However, following such appreciation,

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

even small changes in the shape of the U.S. interest rate curve or interest rate volatility may result in a significant decline in the value of such options with a maximum loss equal to the options premium. The Fund is likely to be significantly more volatile than a fund holding only long positions in the same U.S. ~~government bonds~~Treasury bills as the Fund because the options component of the Fund could result in significant gains for the Fund or in a complete loss of the premium for the Fund’s ~~options.~~options, which could result in the Fund losing a significant portion of its value. The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or smaller number of issuers than diversified funds.

10. Comment: With respect to the penultimate sentence in the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify that the U.S. government bonds are U.S. Treasuries for consistency with other disclosures. Please disclose that, if accurate, “a complete loss of the premium” could result in the Fund’s losing all or a significant portion of its value.

Response: The Registrant has updated the penultimate sentence in the last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, as follows:

The Fund is likely to be significantly more volatile than a fund holding only long positions in the same U.S. ~~government bonds~~ Treasury bills as the Fund because the options component of the Fund could result in significant gains for the Fund or in a complete loss of the premium for the Fund’s options, which could result in the Fund losing a significant portion of its value.

SUMMARY OF PRINCIPAL RISKS AND A FURTHER DISCUSSION OF PRINCIPAL RISKS

11. Comment: With respect to the last sentence in the risk factor titled “Asset Class Risk - ETF Investment Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, to avoid confusion between ETPs and ETFs, please revise this sentence to clarify that ETPs are not registered under the 1940 Act.

Response: The Registrant has revised the risk factor titled “Asset Class Risk - ETF Investment Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows in response to the comment:

SUMMARY OF PRINCIPAL RISKS
ETF Investment Risk: . . . Additionally, some exchange traded products (“ETPs”) ~~ETFs~~ are not registered under the Investment Company Act of 1940 (“1940 Act”) and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.

A FURTHER DISCUSSION OF PRINCIPAL RISKS
Additionally, some ~~ETFs~~ ETPs are not registered under the 1940 Act and therefore, are not subject to the regulatory scheme and investor protections of the 1940 Act.

12. Comment: With respect to the risk factor titled “Asset Class Risk - Leverage Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please clarify whether the Fund will borrow money as part of its principal investment strategy. If the Fund will not borrow money as part of its principal investment strategy, please revise the disclosure or make corresponding changes to the principal investment strategy section.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

Response: The Registrant has replaced the risk factor titled “Asset Class Risk - Leverage Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” with the disclosure below:

Leverage Risk: The Fund’s investments in put options and/or interest rate payer swaptions have the economic effect of creating financial leverage in the Fund’s portfolio because such investments may give rise to gains or losses that are disproportionate to the amount the Fund has invested in those instruments. Because the Fund only takes long positions in put options and/or interest rate payer swaptions as part of its principal investment strategy, the maximum loss for the Fund’s put options and/or interest rate payer swaptions positions is the “options premium,” which is defined as the premium paid for the put options and/or interest rate payer swaptions and any post-purchase appreciation in value. Thus, any disproportionate returns are generally expected to exist only when the value of such options appreciates. However, following such appreciation, even small changes in the shape of the U.S. interest rate curve or interest rate volatility may result in a significant decline in the value of such options with a maximum loss equal to the yield curve spread options premium.

13. Comment: With respect to the second sentence in the risk factor titled “Asset Class Risk - Swaptions Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, the Staff notes that this risk factor refers to selling and purchasing put and call swaptions; however, prior disclosure suggests that the Fund will be long only. Please revise if appropriate.

Response: The Registrant has updated the risk factor titled “Asset Class Risk - Swaptions Risk” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS” as follows:

Swaptions Risk: A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. T~~he Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption.~~ The Fund may purchase interest rate payer swaptions. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. ~~However, when the Fund writes a swaption, it becomes obligated (if the option is exercised) according to the terms of the underlying agreement.~~
14. Comment: With respect to the risk factor titled “Geographic Risk – Risk of Investing in Developed Markets” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, it appears that the Fund will be invested solely in U.S. securities and derivatives on these securities. If that is the case, please delete this risk factor or consolidate with the risk factor titled “Geographic Risk – Risk of Investing in the United States”, as appropriate.

Response: The Registrant has removed the risk factor titled “Geographic Risk – Risk of Investing in Developed Markets” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”.

15. Comment: With respect to the risk factor titled “Non-Diversification Risk” in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”, please supplementally explain why the Fund will be non-diversified.

U.S. Securities and Exchange Commission
Attention: Holly Hunter-Ceci, Esq.
May 13, 2022

Response: Section 5(b) of the 1940 Act requires a diversified company to meet the following requirements: at least 75 percent of the value of the fund’s total assets must be represented by cash and cash items (including receivables), Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than five percent of the value of the total assets of such management company and to not more than 10 percent of the outstanding voting securities of such issuer. The Fund's holdings in government securities and ETF shares will count towards the 75% diversified “bucket” of assets. The options held by the Fund may not count towards the 75% bucket in all instances however. Under normal circumstances, the Fund generally expects to invest less than 25% of its assets in put options. In most instances these holdings should fit within the remaining 25% basket. However, there is a possibility, depending on market conditions and the number of counterparties issuing OTC options held by the Fund, that the Fund could inadvertently move to non-diversified status, which would be otherwise prohibited in the absence of a shareholder vote required by Section 13(a)(1) of the 1940 Act. In order to address this potential issue, the Registrant believes it is prudent to initially be non-diversified and to rely on Rule 13a-1 under the 1940 Act.

16. Comment: With respect to the risk factor titled “Asset Class Risk - Derivatives Risk” in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as it relates to the Rule 18f-4 disclosure please supplementally describe the Fund’s plans for coming into compliance with Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including an anticipated designated index) or absolute VaR test. If the Fund will be using a relative VaR test, please describe the reference index. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” release No. IC-34084 (November 2, 2020).

Response: The Fund intends to comply with Rule 18f-4 by the compliance date of such rule. The Fund will adopt and implement a written derivatives risk management program, which shall include policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program will be administered and overseen by a designated derivatives risk manager. The program will identify and provide an assessment of the Fund's derivatives usage and risks. The Registrant respectfully submits that certain specific elements of the program are still under consideration, such as whether the Fund will use a relative or absolute VaR test and, if the Fund uses a relative VaR test, what the applicable index will be.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.